SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Report regarding the addition of Woori Ea Third Asset Securitization Specialty Co., Ltd.
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.
On June 18, 2010, Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori Ea Third Asset Securitization Specialty Co., Ltd. as its subsidiary.
Key details regarding the newly added second-tier subsidiary:
•	Name of company: Woori Ea Third Asset Securitization Specialty Co., Ltd. (“Woori Ea”)

•	Financial status as of May 26, 2010 (the expected date of establishment):
(unit: millions of KRW)

Total assets	100	Total shareholders’ equity	100
Total liabilities	—	Capital stock	10
•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•
Woori Ea is a wholly-owned subsidiary of Eugene Restructuring Private Real Estate Investment Trust I (“Eugene Restructuring”) and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of June 18, 2010 (the expected asset transfer registration date):
(unit: millions of KRW)

Total assets	99,980	Total shareholders’ equity(1)	16,272
Total liabilities(2)	83,708	Capital stock(1)	1,627.2

(1)	Eugene Restructuring and Woori I&S are expected to make capital injections of ~~W~~4,781.6 million and ~~W~~11,390.4 million, respectively, into Woori Ea on June 18, 2010.

(2)	As of June 18, 2010, Eugene Restructuring and Woori I&S are expected to purchase ~~W~~25,112.4 million and ~~W~~58,595.6 million, respectively, of securitized debt to be issued by Woori Ea.
•	Total number of all subsidiaries of Woori Finance Holdings after addition: 49

•	Date of addition as a subsidiary: June 18, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)
Date: June 18, 2010	By:	/s/ Woo Seok Seong
(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager